Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 24, 2024

FAIRFAX COMPLETES US$750,000,000 SENIOR NOTES OFFERING AND
ANNOUNCES EARLY REDEMPTION OF ALLIED WORLD NOTES DUE OCTOBER 29, 2025

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) has completed its previously announced offering of US$600,000,000 in aggregate principal amount of 6.100% senior notes due 2055 and an additional US$150,000,000 of its 6.000% senior notes due 2033 (collectively, the “Notes”). Together with the previously issued US$600,000,000 aggregate principal amount of 6.000% senior notes due 2033, there is US$750,000,000 aggregate principal amount of notes of this series outstanding. In connection with the closing of the offering, Fairfax entered into a customary registration rights agreement.

Fairfax intends to use the net proceeds of this offering to redeem all of the outstanding US$500,000,000 aggregate principal amount of 4.35% Senior Notes due 2025 (the “Allied World Notes”) of its subsidiary, Allied World Assurance Company Holdings I, Ltd (“Allied World”), and use any remainder for general corporate purposes. Fairfax has delivered a notice of redemption to Allied World’s trustee in respect of the full redemption of the Allied World Notes. The Allied World Notes will be redeemed on July 24, 2024 at a redemption price based on the value of the remaining scheduled payments on the Allied World Notes to be calculated on July 19, 2024, plus accrued and unpaid interest, if any. There is US$500,000,000 aggregate principal amount of Allied World Notes currently outstanding.

The offering was made solely by means of a private placement either to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or to certain non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act. The Notes have not been registered under the Securities Act and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered or sold directly or indirectly in Canada or to or for the benefit of any resident of Canada, except pursuant to applicable prospectus exemptions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Notes in any jurisdiction in which such offer, or solicitation or sale would be unlawful. Any offers of the Notes have been made only by means of a private offering memorandum.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:                 John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Forward-looking information

Certain statements contained herein may constitute “forward-looking statements” and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements may include, among other things, the intended use of net proceeds from the offering of the Notes and the anticipated redemption of the Allied World Notes. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17 – Insurance Contracts; financial reporting risks related to deferred taxes associated with amendments to IAS 12 – Income Taxes; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with recent events in the banking sector. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.